O’Connor EQUUS
One Freedom Valley Drive
Oaks, PA 19456
December 7, 2015
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentleman:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that O’Connor EQUUS has made disclosure pursuant to such provisions in its Annual Report on Form N-CSR for the fiscal year ended September 30, 2015, which was filed with the U.S. Securities and Exchange Commission on December 7, 2015.

Very truly yours,

O’Connor EQUUS

By:	/s/ Nicholas Vagra
Name:	Nicholas Vagra
Title:	President